Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-83752
PROSPECTUS
5,993,498 Shares

BRIO SOFTWARE, INC.
Common Stock

The Common Stock offered hereby involves a high degree of risk. You should carefully consider the risk factors beginning on page 6 of this prospectus before purchasing any of the securities offered by this prospectus.

All references to Brio or the Company mean Brio Software, Inc. unless otherwise indicated by the context.

This prospectus covers 5,993,498 shares of Brio Common Stock, $0.001 par value. All of these shares are being offered for the account of several stockholders of Brio. The shares were issued to the selling stockholders in connection with a private placement of Brio Common Stock on February 20, 2002. The selling stockholders may sell the shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. The Company will not receive any proceeds from the sale of the shares by the selling stockholders.

The selling stockholders may be deemed to be an “Underwriter,” as such term is defined in the Securities Act of 1933, as amended.

The Company’s common stock is quoted on the Nasdaq National Market under the symbol “BRIO”.

On June 4, 2002, the last sale price of the Company’s Common Stock on the Nasdaq National Market was $1.40 per share.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 6, 2002.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

ADDITIONAL INFORMATION AVAILABLE TO YOU

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning Brio may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders have sold all the shares.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended March 31, 2002 dated May 20, 2002 as amended by the Form 10-K/A filed with the SEC on June 5, 2002.

2.	The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on April 6, 1998.

We will furnish without charge to you, on request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Craig Collins, Chief Financial Officer, Brio Software, Inc., 4980 Great America Parkway, Santa Clara, CA 95054. The telephone number for Brio is (408) 496-7400.

THE COMPANY

Brio was incorporated in Delaware on February 19, 1998. Brio’s principal executive offices are located at 4980 Great America Parkway, Santa Clara, CA 95054. Its telephone number at that location is (408) 496-7400. References in the prospectus to “we,” “our,” “us” and the “Company” refer to Brio. Information contained in our Web site does not constitute part of this prospectus.

Brio provides software solutions that help companies extract, integrate, analyze and report information. The Brio Performance Suite includes advanced query and analysis technologies, along with information delivery through enterprise-wide reporting and personalized display screens known as “performance dashboards.” Our software products enable individuals, workgroups and executives in an organization to view data and information allowing for more insight resulting in superior business decisions.

Our products and services are available through our direct sales and professional services organizations located in the United States, Canada, the United Kingdom, France, Germany, Belgium, Japan, Singapore, China, Australia and more than 40 countries worldwide through value added resellers (VARs), private label partners (PLPs), resellers, system integrators and distributors.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

This prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

Risks Factors Relating to Our Business

Our quarterly operating results have fluctuated in the past. We do not always meet financial analysts’ expectations which has caused and may cause our share price to decrease significantly.

We have experienced, and expects to continue to experience, significant fluctuations in quarterly operating results. Our operating results are difficult to predict and we do not always meet the expectations of some securities analysts. If our operating results do not meet analysts’ expectations in the future, our common stock price could decrease significantly. For example, in the quarters ending June 30, 2001, September 30, 2001 and March 31, 2002, we did not meet analysts’ expectations for our revenues, expenses or earnings per share, and following the announcement of the results for each of these quarters the price of our shares declined. There are a number of factors that contribute to the fluctuations in our quarterly operating results, including:

•
Long Sales Cycle.    Our sales cycle is typically six to twelve months long. Large-scale deployments take longer to evaluate, implement and close and they frequently require more customer education about the use and benefit of our products. Additionally, unexpected budgeting constraints of our prospective customers, particularly during the recent period of worldwide economic slowdown, may arise during the course of a long sales cycle and may delay or disrupt sales. We anticipate that an increasing portion of our revenue could be derived from larger orders. Also, the product sales cycle in international markets has been, and is expected to continue to be, longer than the sales cycle in the United States and Canada These issues make it difficult to predict the quarter in which expected orders will occur. Delays in order execution could cause some or all of the revenues from those orders to be shifted from the expected quarter to a subsequent quarter or quarters.

•
Seasonality.    Seasonal changes in our customers’ spending patterns can cause fluctuations in our operating results. For example, in the past, our customers’ slower seasonal spending patterns have hurt our results of operations particularly in the quarters ending June 30 or September 30.

•
Weak Global Economic Conditions.    General economic conditions affect the demand for our products. Beginning in the June quarter of fiscal 2002, the slowing global economy caused many of our prospective customers to reduce budget allocations for technology spending. The terrorist attacks of September 11, 2001 and continued international violence have increased uncertainty as to the worldwide economic environment, which we believe caused deferral of information technology purchases including our products. In particular, the size of deals has declined during the past four quarters and we expect them to remain more conservative in size than in historical periods.

•
Introduction of Product Enhancements and New Products.    The announcement or introduction of product enhancements or new products by us or by our competitors, or any change in industry standards may cause customers to defer or cancel purchases of existing products. We anticipate continuing releases of new products and product enhancements throughout fiscal 2003.

•
Mix of License and Service Revenues.    Our revenues are derived from two sources, license fees and services. Both of these sources are essential to our business, but our profit margin is higher on license fees than it is on services. As the mix of license and service revenues varies between quarters, our profits fluctuate, which can cause fluctuations in our quarterly results. The mix of licensing fees and services is difficult to predict because it is influenced by many factors, some of which are beyond our ability to control, including the timing of new product introductions, success in promotion of new products, customers’ renewing maintenance and support contracts, customers’ needs for professional services and training and customers’ budgets for information technology spending. However, the mix has shifted towards services during 2002.

There are many additional steps we must take in order to overcome our history of net losses, and there is no guarantee that we can accomplish these steps or that we will be profitable in the future.

We have a history of net losses. In particular, we incurred net losses of $25.7 million in fiscal 2002, $9.7 million in fiscal 2001 and $10.9 million in fiscal 2000. As of March 31, 2002, we had stockholders’ equity of approximately $20.4 million and an accumulated deficit of approximately $83.7 million. If we do not successfully take steps to overcome our net losses, we may never achieve profitability. Examples of areas that we must address to achieve profitability include:

•
Successfully Implementing Cost Reduction Measures.    We must continue to implement cost reduction measures to improve our overall cash position and align our expenses with revenues. However, this is challenging for us because if we implement too many cost reduction measures, we may lose the ability to execute our business strategies or to attract, retain and motivate personnel, which could be detrimental to our business. For the fiscal year ended March 31, 2002, we cut expenses through a temporary workforce reduction, a salary reduction for all North American and some international employees, reduction or elimination of cash bonuses, cash incentive plans and some employee fringe benefits, and the delay or elimination of capital expenditure plans. In April 2002, we announced an immediate 8% reduction in our worldwide workforce. We anticipate recording a restructuring charge between $1.0 and $1.4 million during the quarter ending June 30, 2002 related to this workforce reduction.

•
Successfully Managing the Capacity of Our Direct Sales Force and Services Organization.    Maintaining more sales and service organization employees than is necessary to fulfill market opportunities leads to higher overhead costs without proportional revenue from greater product and service sales. If we fail to size the organization properly for market opportunities, it could have a negative impact on operating results.

•
Achieving Higher Rates of Revenue Growth.    Maintaining and increasing our rate of revenue growth is a significant factor for achieving profitability. We may not soon reverse recent revenue declines or again achieve or sustain the rates of revenue growth we experienced in the past. Our prospects for increased future revenues depend on our ability to successfully increase the scope of our operations, expand and maintain indirect sales channels worldwide, improve our competitive position in the marketplace, educate the market on the need for deployment of enterprise-wide analytical solutions, and attract, retain and motivate qualified personnel.

•
Increasing Indirect Sales Channels while Maintaining Management Focus on Execution of Overall Strategy.    Selling our products through indirect sales channels, including VARs, PLPs, resellers, system integrators and distributors expands our reach into the marketplace. We need to attract and retain additional indirect channel partners that will be able to market our products effectively and provide timely and cost-effective customer support and services. We may not succeed in increasing indirect channel partner relationships, and this could limit our ability to grow revenues and achieve profitability. Managing indirect sales channels, however, may require more management attention than managing our direct sales force. If the indirect sales channels grow, management attention may be diverted, impairing our ability to execute other parts of our strategy. To date we have generated a majority of sales through our direct sales force. Our indirect sales channels accounted for less than 25% of total revenues for fiscal 2002 and less than 21% of total revenues in each of fiscal 2001 and 2000.

There are many strong competitors in our industry who have been and may continue to be more successful in attracting and retaining customers, which could result in fewer customer orders, price reductions, further loss of market share and reduced gross margins.

We compete in the business intelligence software market. This market is highly competitive and we expect competition in the market to increase. Our competitors offer a variety of software solutions that our prospective customers could choose instead of our products. For example, Cognos and Business Objects offer business intelligence software, that provides reporting and analysis capability that is similar to ours. There are also numerous other vendors such as MicroStrategy, Actuate and Crystal Decisions that are selling competitive products. Additionally, companies such as Microsoft, IBM and Oracle, offer client products that operate specifically with their proprietary databases. These and other competitors pose business risks to us because:

•	They compete for the same customers that we try to attract;

•	If we lose customers to our competitors, it may be difficult or impossible to win them back;

•	Lower prices and a smaller market share could limit our revenue generating ability, reduce our gross margins and restrict our ability to become profitable or to sustain profitability; and

•	They may be able to devote greater resources to quickly respond to emerging technologies and changes in customer requirements or to the development, promotion and sales of their products.

Market consolidation may create more formidable competitors that are able to capture a larger market share.

Current and new competitors may form alliances, make strategic acquisitions or establish other cooperative relationships among themselves, thereby enhancing their ability to compete in our market with their combined resources. For example, in January 2002 Crystal Decisions announced a strategic OEM and reseller agreement with Hyperion. These types of agreements between our competitors could be harmful to our business because consolidated or allied competitors could:

•	Rapidly gain significant market share, possibly taking customers away from us;

•	Form relationships with our current or future indirect channel partners, possibly displacing our existing relationships and impeding our ability to expand our indirect sales channels; and

•	Force us to reduce prices to compete, possibly impacting our profitability or ability to become profitable.

We may not successfully develop new and enhanced versions of our products that meet changing customer requirements in a timely manner, which could impair our ability to maintain market acceptance and remain competitive.

In our industry there is a continual emergence of new technologies and continual change in customer requirements. In order to remain competitive, we must introduce new products or product enhancements that meet customers’ requirements in a timely manner. If we are unable to do this, we may lose current and prospective customers to our competitors.

Our products incorporate a number of advanced and complex technologies, including data analysis systems, a distributed architecture, and Web access and delivery technology. Rapidly developing and delivering new and improved products is very challenging from an engineering perspective, and in the past, particularly with our efforts in the UNIX server environment, we experienced delays in software development. We may experience these types of delays in future product development activities.

The new and enhanced versions of our products may not offer competitive features or be successfully marketed to our customers and prospective customers, which could hurt our competitive position.

We must successfully market new and enhanced versions of our products for customers to remain competitive with our competitors’ products. In order to be competitive and well received in the marketplace, our new products and product enhancements must:

•	Provide a complete offering of product features including analytical capabilities, open architecture and scalability;

•	Provide top level performance, quality, and ease-of-use;

•	Include customer support packages;

•	Be completed and brought to market in a timely manner; and

•	Be competitively priced.

Our failure to compete favorably in these areas could limit our ability to attract and retain customers, which could have a material adverse effect on our business, operating results and financial conditions.

We may not successfully market larger, enterprise-wide implementations of our products, which could impair our future revenue growth.

We expect that larger, enterprise-wide implementations of our products will constitute an increasing portion of any future revenue growth, so we must successfully market and focus our selling efforts on these enterprise-wide implementations. Failure to succeed in this effort may limit our growth potential and adversely impact our business goals. In the past our selling efforts have resulted in limited enterprise-wide implementations of our products. We believe that most companies are not yet aware of the benefits of enterprise-wide business intelligence solutions. Additional risks of focusing our selling efforts on this area include:

•	That our efforts may not be sufficient to build market awareness of the need for enterprise-wide solutions;

•	That the market may not accept our products for enterprise-wide solutions; and

•	That the market for enterprise-wide solutions may not be as large as we anticipate and it may not continue to grow.

Defects in our products could increase our costs, adversely affect our reputation, diminish demand for our products, and hurt our operating results.

As a result of their complexity, our software products may contain undetected errors or viruses. Errors in new products or product enhancements might not be detected until after initiating commercial shipments which could result in additional costs, delays, possible damage to our reputation and could cause diminished demand for our products. This could lead to customer dissatisfaction and reduce the opportunity to renew maintenance or sell new licenses.

Also, any defects or viruses found in our products by our customers could cause our customers to seek damages for loss of data, lost revenue, systems costs or other harm they suffer. Our license agreements with customers typically contain provisions designed to limit our exposure for potential claims based on product error or malfunctions. These limitation of liability provisions may not be effective under the laws of all jurisdictions. Our insurance against product liability risks may not be adequate to cover a potential claim. A product liability claim brought against us could adversely affect our reputation, operating results and financial condition.

Because we depend on a direct sales force, any failure to attract and retain qualified sales personnel could slow our sales, impeding our revenue generating ability and causing significant financial and operational risks.

We depend on a direct sales force for the majority of our product sales. We may not be able to attract and retain qualified sales personnel. Due to the state of the economy and the increasingly competitive nature of the marketplace, fewer members of our sales force met quotas in fiscal year 2002 than in historical periods. This issue, in addition to our recent reduction or elimination of cash bonuses, cash incentive plans and some employee fringe benefits, may make it difficult for us to retain a qualified sales force. We have experienced significant turnover of our sales force, including two Executive Vice Presidents of Worldwide Sales in the last thirteen months. As turnover tends to slow our sales efforts while replacement personnel are recruited and trained, our revenue generating ability may be impaired.

We may not continue to attract and retain high quality employees in our management, engineering and marketing departments. Our success depends to a significant degree upon the continued contributions from these employees.

Our success depends to a significant degree upon the continued contribution from employees in our management, engineering and marketing departments. If we fail to attract and retain high quality employees, our business operations and operating revenues may be impaired. Our recent workforce reductions may hurt the morale and loyalty of our employees. Additionally, the recent reduction or elimination of cash bonuses, cash incentive plans and some employee fringe benefits may reduce incentives for our employees to remain with us.

Because our management team has many new members, there is no certainty that they will work well together or be able to effectively manage our operations.

We hired a new president and chief executive officer in January 2001 and since that time the entire executive management team has changed. Because our management team has limited experience working together, they may not effectively manage our operations. Management ineffectiveness could disrupt our entire business operation, distract our employees and impair our ability to execute our business strategy.

Our patented intellectual property rights may not be sufficient to provide us competitive advantages in our industry.

We have two issued patents and thirteen pending patent applications. The patent applications may not result in the issuance of a patent, and we may not obtain any more patents. Our issued patents and any additional patents issued to us may be invalidated, circumvented or challenged, and the rights granted under these patents might not provide us competitive advantages.

Our intellectual property protection may not be adequate to prevent competitors from entering our markets or developing competing products, which could reduce our revenues or cause us to incur costly litigation.

We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights. The legal protection is limited. Unauthorized parties may copy aspects of our products and obtain and use information that we believe is proprietary. Other parties may breach confidentiality agreements or other protective contracts they have made with us. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we expect software piracy to be a persistent problem.

The laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. Litigation may be necessary to enforce our intellectual property rights. Intellectual property litigation is time-consuming, has an uncertain outcome and could result in substantial costs and diversion of management’s attention and resources. For example, in 1997 Business Objects instituted patent litigation against us and in 1999 we instituted patent litigation against Business Objects. These lawsuits took a total of two years and eight months to conclude. Additionally, as a smaller company with limited resources, we may choose not to pursue some patent litigation claims against competitors who may be violating our patents.

Our plans to expand internationally expose us to risks related to managing international operations, currency exchange rates, regulatory and other risks associated with foreign operations. We may not successfully address these risks, which could harm our operating results.

A key component of our strategy is continued expansion into international markets. If the international revenues generated by these expanded operations are not adequate to offset the expense of establishing and maintaining these foreign operations, our business, operating results and financial condition could be materially harmed. In our efforts to expand our international presence we will face certain risks which we may not be successful in addressing. These risks include:

•	Difficulties localizing our products for foreign countries;

•	Difficulties finding staff to manage foreign operations and collect cash;

•	Liability or financial exposure under foreign laws and regulatory requirements; and

•	Potentially adverse tax consequences.

Additionally, our international sales are generally denominated and collected in foreign currencies, and we have not historically undertaken foreign exchange hedging transactions to cover potential foreign currency exposure. We incurred losses on foreign currency translations resulting from inter-company receivables from foreign subsidiaries in fiscal 2001, fiscal 2000 and fiscal 1999.

We may acquire new businesses and technologies, as well as enter into business combinations, which may involve integration and transaction completion risks, and which could negatively impact our business.

In August 1999 we acquired SQRIBE Technologies Corp (SQRIBE). Since that time we have considered various other business combination opportunities. We may in the future pursue and enter into other business combinations. Acquisitions could disrupt our ongoing business and distract the attention of management. Additionally, we may not be successful in assimilating the operations and personnel of the acquired companies which could materially harm our business. Acquisitions also expose us to unknown liabilities and additional costs for technology integration. For example, it proved very difficult to integrate the sales, development and support teams between SQRIBE and us due to differences in culture, geographical locations and duplication of key talent. This resulted in higher than expected operating expenses.

The loss of services of Arthur Andersen LLP could harm investors in this offering or cause us significant cost or delay.

Arthur Andersen LLP is our independent public accountant, who issues our audit report with respect to our financial statements. Arthur Andersen LLP was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Arthur Andersen LLP may fail, may merge with or have its assets sold to a third party, or may lose critical personnel. In the event that Arthur Andersen LLP fails or does not otherwise continue in business, Arthur Andersen LLP may not have sufficient assets to satisfy any claims made with respect to our filings.

Additionally, we are required to file with the Securities and Exchange Commission annual financial statements audited by independent auditors. The Securities and Exchange Commission has stated that it will continue accepting financial statements audited by Arthur Andersen LLP, and interim financial statements reviewed by it, if Arthur Andersen LLP is able to represent to us that there was appropriate continuity of Arthur Andersen LLP personnel working on our audit and availability of national office consultation. In the event that Arthur Andersen LLP is unable to continue to provide audit services to us, or if the SEC declines to accept financial statements audited by Arthur Andersen LLP, our access to the capital markets may be impeded and we could experience significant additional cost or delay in completing our periodic reports required to be filed with the SEC.

Risks Related to our Securities Market and Ownership of Our Common Stock

We have anti-takeover provisions that may adversely affect our stock price and make it more difficult for a third party to acquire us.

Our charter documents contain provisions that may delay or prevent us from a change in control. These include provisions:

•	creating a classified board of directors;

•	eliminating cumulative voting;

•	eliminating the ability of stockholders to take actions by written consent; and

•	limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

        Additionally, our board of directors has authority to issue up to 2,000,000 shares of preferred stock and to fix the rights and preferences of these shares, including voting rights, without stockholder approval. The rights of our common stock holders may be adversely affected by the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control. These provisions apply even if the offer may be considered beneficial by some stockholders.

Our stock price may be volatile because of the stock price volatility of other companies in our industry, and as a result you may lose all or part of your investment.

The market price of our common stock has experienced periods of high volatility and it is likely that the market price of our common stock will continue to be volatile. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may result in material adverse effects on the market price of our common stock.

The cost of possible securities class action litigation could increase our expenses and damage our reputation with prospective and existing customers.

Securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. Our common stock price has been volatile, fluctuating from a low sales price of $1.00 to a high sales price of $8.00 during fiscal 2002. If litigation were instituted against us, it could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, operating results and financial condition.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling stockholders. Brio will not receive any of the proceeds from the sale of these shares.

ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

On February 20, 2002 Brio issued 5,993,498 shares of its common stock to the selling stockholders in a private placement transaction. This prospectus covers the resale of these shares.

PLAN OF DISTRIBUTION

Shares offered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell shares on the Nasdaq National Market, or in private sales at negotiated prices directly or through a broker. The selling stockholders and any underwriters, dealers or agents who participate in the distribution of the shares may be deemed to be “underwriters” under the Securities Act of 1933. Any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act.

The selling stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the common stock offered by this prospectus in amounts customary for this type of transaction. Each selling stockholder will also pay all applicable transfer taxes and fees for its legal counsel incurred in connection with the sale of shares.

The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of the shares offered by this prospectus in the market, and to their own activities and those of their affiliates. The selling stockholders have advised us that during the time they are engaged in attempting to sell the shares offered by this prospectus, they will:

•	not engage in any stabilization activity in connection with any of our securities;

•	provide copies of this prospectus to each person to whom shares may be offered, and to each broker-dealer, if any, through whom shares are offered; and

•
not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act.

We have agreed to maintain the effectiveness of this registration statement until the date on which all of the shares may be sold under Rule 144(k) under the Securities Act. No sales may be made pursuant to this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

SELLING STOCKHOLDERS

The following table sets forth certain information as of March 1, 2002 with respect to the selling stockholders. The following table assumes that the selling stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

The number and percentage of shares beneficially owned is based on 35,979,662 shares outstanding at March 1, 2002 determined in accordance with Rule 13d-3 of the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power, and also includes shares which an individual has the right to acquire within 60 days of March 1, 2002 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. No selling stockholder has had any material relationship with us or any of our predecessors or affiliates within the last three years.

	Shares Beneficially Owned After the Offering		Shares Offered by this Prospectus	Shares Beneficially Owned Prior to the Offering
Selling Stockholder	Number	Percent		Number	Percent
Amerindo Funds, Inc., Amerindo Technology Fund(1)	725,000	2.0%	725,000	0	0%
Amerindo Internet Fund plc(1)	725,000	2.0	725,000	0	0
Amerindo Internet Growth Fund Ltd.(1)	155,672	*	155,672	0	0
Amerindo Long/Short Post-Venture Fund LP(1)	75,000	*	75,000	0	0
Kopp Emerging Growth Fund(2)	2,211,986	6.1	2,211,986	0	0
Walker Smith Capital Master Fund(3)	777,311	2.2	777,311	0	0
Walker Smith International Fund, Ltd.(3)	798,319	2.2	798,319	0	0
WS Opportunity Master Fund(4)	420,168	2.2	420,168	0	0
WS Opportunity International Fund, Ltd.(4)	105,042	*	105,042	0	0

*	Represents less than 1 percent ownership
(1)
The natural persons holding sole or shared voting power over the shares held by the selling shareholder are Gary Tanaka and Alberto Vilar. Each person disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in the shares.

(2)
The natural person holding sole or shared voting power over the shares held by the selling shareholder is LeRoy C. Kopp. Mr. Kopp disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in the shares.

(3)
The natural persons holding sole or shared voting power over the shares held by the selling shareholder are G. Stacy Smith and Reid S. Walker. Each person disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in the shares.

(4)
The natural persons holding sole or shared voting power over the shares held by the selling shareholder are G. Stacy Smith, Reid S. Walker and Patrick P. Walker. Each person disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in the shares.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Brio by Venture Law Group, A Professional Corporation, 2775 Sand Hill Road, Menlo Park, California 94025.

EXPERTS

The consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.